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03013282

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 26 2003 WASH, DC 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Royal Securities Company

Official Use Only
Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4095 Chicago Drive, SW
(No. and Street)

Grandville	Michigan	49418
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mrs. Ruth Newenhouse
Chief Financial Officer — (616) 538-2550
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rehmann Robson
(Name – *if individual, state last, first, middle name*)

3230 Eagle Park Dr. NE Suite 201	Grand Rapids	MI	49525
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410(3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 10 2003

OATH OR AFFIRMATION

I Ruth Newenhouse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Royal Securities Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Ruth Newenhouse
Signature

Chief Financial Officer
Title

Phillip Weeks
Notary Public 8/15/05 Kent Co.

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Earnings.
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Shareholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims to Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Future Accounts Pursuant to Rule 17A-5.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a(e)(3).*

ROYAL SECURITIES COMPANY

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

IN ACCORDANCE WITH RULE 17a-5

AND

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2002

REHMANN ROBSON

Certified Public Accountants

ROYAL SECURITIES COMPANY

TABLE OF CONTENTS

	PAGE
Independent Auditors' Report	1
Financial Statements for the Year Ended December 31, 2002	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplementary Schedule	
Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission	9-10
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	11-12

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP
An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT

January 24, 2003

To the Stockholders and Board of Directors
Royal Securities Company
Grandville, Michigan

We have audited the accompanying statement of financial condition of Royal Securities Company as of December 31, 2002, and the related statements of operations, stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal Securities Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

3230 Eagle Park Drive, NE • Suite 201 • Grand Rapids, MI 49525 • 616.975.4100 • Fax 616.975.4400 • www.rehmann.com

ROYAL SECURITIES COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 200,214
Commissions receivable	31,792
Employee and other receivables	10,698
Securities owned, at market value	94,355
Net furniture, equipment, and leasehold improvements	89,162
Deposits	25,000
Refundable income taxes	25,800
Prepaid expense	7,602
Total assets	**$ 484,623**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued sales commissions	$ 63,069
Accounts payable and accrued expenses	63,492
Deferred income taxes	4,000
Total liabilities	**130,561**
Contingency - Note 6	
Stockholders' equity	
Common stock (Class B), $1 par value; 100,000 shares authorized, 8,005 shares issued and outstanding	8,005
Additional paid-in capital	113,455
Retained earnings	232,602
Total stockholders' equity	**354,062**
Total liabilities and stockholders' equity	**$ 484,623**

The accompanying notes are an integral part of these financial statements.

ROYAL SECURITIES COMPANY

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

Revenues	
Commissions	$ 1,647,028
Net dealer inventory and investment gains	125,641
Interest	8,991
Other	6,561
Total revenues	**1,788,221**
Expenses	
Broker commissions	897,740
Clearing fees	79,699
Administrative salaries and benefits	275,998
Taxes, other than income	77,229
Data communications	113,169
Advertising	33,110
Occupancy	54,418
Depreciation and amortization	18,315
Dues and subscriptions	33,865
Maintenance	15,116
Utilities	6,610
Taxes and licenses	7,207
Regulatory fees	12,465
Legal and professional	24,845
Outside services	51,379
Single business tax	15,296
Postage	12,265
Insurance	53,492
Office supplies	11,961
Interest	1,723
Other	33,579
Total expenses	**1,829,481**
Loss before income tax benefit	**(41,260)**
Income taxes benefit	11,820
Net loss	**$ (29,440)**

The accompanying notes are an integral part of these financial statements.

ROYAL SECURITIES COMPANY

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

	Class B Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, January 1, 2002	**10,875**	**$ 10,875**	**$ 83,108**	**$ 431,363**	**$ 525,346**
Net loss	-	-	-	(29,440)	**(29,440)**
Common stock repurchased and retired	(3,500)	(3,500)	-	(169,321)	**(172,821)**
Issuance of common stock	630	630	30,347	-	**30,977**
Balances, December 31, 2002	**8,005**	**$ 8,005**	**$ 113,455**	**$ 232,602**	**$ 354,062**

The accompanying notes are an integral part of these financial statements.

ROYAL SECURITIES COMPANY

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities	
Net loss	$ (29,440)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	18,315
Deferred income taxes	4,000
Net changes in operating assets and liabilities which provided (used) cash	
Commissions receivable	(2,861)
Employee and other receivables	(6,448)
Securities owned	4,666
Refundable income taxes	9,200
Prepaid expense	(3,332)
Accrued sales commissions	7,909
Accounts payable and accrued expenses	35,478
Net cash provided by operating activities	**37,487**
Cash flows used in investing activities	
Purchase of furniture, equipment, and leasehold improvements	(66,652)
Cash flows from financing activities	
Common stock repurchased and retired	(172,821)
Proceeds from issuance of common stock	30,977
Net cash used in financing activities	**(141,844)**
Net decrease in cash and cash equivalents	**(171,009)**
Cash and cash equivalents, January 1, 2002	371,223
Cash and cash equivalents, December 31, 2002	**$ 200,214**
Supplemental disclosures of cash flows information	
Income taxes paid	$ 20,216
Interest paid	$ 1,723

The accompanying notes are an integral part of these financial statements.

ROYAL SECURITIES COMPANY

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Royal Securities Company (the "Company") is a securities broker/dealer that introduces transactions and accounts on a fully disclosed basis. Because the company does not carry customer accounts it operates under certain exemptive regulatory provisions. The Company is registered with the Securities and Exchange Commission and the State of Michigan. It is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. Its customers are predominantly individuals residing in Western Michigan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits in banks, money market funds, and cash on hand. The company at times maintains deposits that exceed insured limits. Management does not consider this a significant risk.

Securities Owned

Securities owned consist of state and municipal obligations, which are reported at quoted market values. Unrealized gains and losses are recognized currently and are included in net dealer inventory and investment gains on the statement of income.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and federal income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences principally related to property and equipment. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Depreciation is computed using accelerated methods over the estimated useful lives of the assets, which range from 3 to 15 years. Management annually reviews these assets to determine whether carrying values have been impaired.

ROYAL SECURITIES COMPANY

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON'T)

Advertising Expenses

The costs of advertising and promotion are expensed as incurred.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 at December 31, 2002 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002 the Company had net capital of $210,990, which was $110,990 in excess of the required amount of net capital. The Company's net capital ratio was .62 to 1.

3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are as follows at December 31, 2002:

Leasehold improvements	$ 62,687
Office furniture and equipment	86,150
Computer equipment	46,707
Total	195,544
Less accumulated depreciation	106,382
Net furniture, equipment and leasehold improvements	**$ 89,162**

4. LEASES

The Company has entered into an agreement to lease office space for its operations through May 2003 at a monthly rental rate of approximately $4,600, which is increased annually by the Consumer Price Index.

5. RETIREMENT PLAN

The Company contributes to a Salary Reduction Simplified Employee Pension Plan, which covers substantially all employees. Contributions are determined annually by the Board of Directors. The contribution was $52,472 for 2002.

ROYAL SECURITIES COMPANY

NOTES TO FINANCIAL STATEMENTS

6. STOCK REPURCHASE AGREEMENT

The Company and its stockholders are parties to an agreement under which the Company is obligated to repurchase the shares from the stockholders upon the stockholder's death, disability, termination of employment, or offer to sell. The purchase price is the net book value of the stock except for termination of employment, whereby, the purchase price is reduced by 20% for each year that the stockholder's employment is less than 5 years. During the year, certain stockholders tendered all or a portion of their shares to the Company. The excess of the redemption price over the par value of the common stock was charged to retained earnings.

7. INCOME TAXES

The income taxes benefit consists of the following components:

	2002
Currently	$ (15,820)
Deferred	4,000
Net benefit	**$(11,820)**

* * * * * *

SUPPLEMENTARY SCHEDULE

ROYAL SECURITIES COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

Total stockholders' equity	$ 354,062
Deductions	
Non-allowable assets	
Non-customer receivables	12,705
Furniture, equipment and leasehold improvements	89,162
Prepaid expenses and other	33,502
Total deductions	135,369
Net capital before haircuts on securities positions	218,693
Haircuts on securities positions	
Trading and investment securities	
Money market account	1,438
State and municipal obligations	4,207
Corporate obligations	1,774
Undue concentration	284
Total haircuts on securities positions	7,703
Net capital	$ 210,990

ROYAL SECURITIES COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

AS OF DECEMBER 31, 2002

Aggregate indebtedness	
Accounts payable and other liabilities	**$ 130,561**
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Excess net capital	$ 110,990
Excess net capital at 1500%	$ 202,286
Excess net capital at 1000%	$ 197,934
Ratio: Aggregate indebtedness to net capital	.62 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company as of the close of business December 31, 2002.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP
An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

January 24, 2003

To the Stockholders of
Royal Securities Company
Grandville, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of Royal Securities Company (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3230 Eagle Park Drive, NE • Suite 201 • Grand Rapids, MI 49525 • 616.975.4100 • Fax 616.975.4400 • www.rehmann.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.